UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                          SCHEDULE 13G


            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      (AMENDMENT NO.  2 )*
                                     ---

                 THERMADYNE HOLDINGS CORPORATION
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                        (Name of Issuer)

             Common Stock, par value $.01 per share
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                 (Title of Class of Securities)

                            88343510
              -------------------------------------
                         (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO. 88343510              13G           PAGE 2 OF 4 PAGES

 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WHIPPOORWILL ASSOCIATES, INC.
     13-3595884


 2   CHECK   THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A   GROUP*
     (a)[ ]
                                                       (b)[x]

 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                     5   SOLE VOTING POWER
    NUMBER OF            -0-
      SHARES
   BENEFICIALLY      6   SHARED VOTING POWER
     OWNED BY            1,530,918
       EACH
    REPORTING        7   SOLE DISPOSITIVE POWER
      PERSON             -0-
       WITH
                     8   SHARED DISPOSITIVE POWER
                         1,530,918

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,530,918

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                       [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     14.08%

12   TYPE OF REPORTING PERSON
     IA, CO


       This Amendment No. 2 amends the statement on Schedule 13G (the "Schedule 13G") filed on April 14, 1994, as amended by Amendment No. 1 thereto filed on February 14, 1996, by Whippoorwill Associates, Inc., a Delaware corporation ("Whippoorwill"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Thermadyne Holdings Corporation, a Delaware corporation, beneficially owned by clients of Whippoorwill, in the aggregate, and is being filed pursuant to Rule 13d-2(b) under the Securities Exchange Act of 1934, as amended. Whippoorwill and its principals disclaim any beneficial ownership of the Common Stock owned by its clients.

       Item 4 of the Schedule 13G is amended to read in its entirety as follows:

       Item 4.  Ownership

       (a) Amount Beneficially Owned:  1,530,918 shares

       (b) Percent of Class:  14.08%

       (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote:  -0-

            (ii) shared power to vote or to direct the vote:
1,530,918

            (iii) sole power to dispose or to direct the disposition of: -0-

            (iv) shared power to dispose or to direct the
disposition of:  1,530,918


                            SIGNATURE
                            ---------

       After reasonable inquiry and to the best of its knowledge and belief, Whippoorwill Associates, Inc. certifies that the information set forth in this statement is true, complete and correct.


Date:  January 31, 1997

                              WHIPPOORWILL ASSOCIATES, INC.


                              By:  /s/ Pamela M. Lawrence
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                                   Name:
                                   Title: